Exhibit 99.23(d)(xii)

February __, 2009

Mr. Peter C. Artemiou
Old Westbury Funds, Inc.
760 Moore Road
King of Prussia, PA 19406

          Re: Waiver of Certain Investment Advisory Fees

Dear Mr. Artemiou:

          This letter sets forth the commitment of Bessemer Investment Management LLC (“BIM”) to waive certain investment advisory fees for Old Westbury Global Opportunities Fund (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”).

          Investment Advisory Fee Waiver

          As you are aware, BIM serves as the investment adviser to the Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Under the Investment Advisory Agreement, the Fund has agreed to pay BIM the following fees for providing investment advisory services to the Fund (the “Investment Advisory Fees”):

Investment Advisory Fees

First $1.25 billion of average net assets	Second $1.25 billion of average net assets	Average net assets exceeding $2.5 billion

1.10%	1.05%	1.00%

          Effective as of February 17, 2009, BIM hereby commits to waive a portion of the Investment Advisory Fees it is entitled to receive from the Fund to the extent necessary to maintain the net operating expense ratio, excluding acquired fund fees and expenses, of the Fund at 1.20% (the “Investment Advisory Fee Waiver”).

          Terms of the Investment Advisory Fee Waiver

          The Investment Advisory Fee Waiver will be maintained for the Fund through October 31, 2010. BIM acknowledges and understands that the Investment Advisory Fee Waiver is a binding legal obligation on which the Fund will rely. The Investment Advisory Fee Waiver shall renew automatically, on the same terms, for a period of one year from the expiration of the Investment Advisory Fee Waiver, unless prior to such expiration, BIM provides notice to the Board of Directors of the Corporation of its intention not to renew the Investment Advisory Fee Waiver.

          This letter supersedes the prior fee waiver commitment letter between the parties dated February 12, 2008.

Very Truly Yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By:

Name: Marc D. Stern
Title: President

Accepted:

OLD WESTBURY FUNDS, INC.

By:

Name: Peter C. Artemiou
Title: Vice President